UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

ALLIS-CHALMERS ENERGY INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

019645506
(CUSIP Number)

Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-4780
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 5 Pages

CUSIP No. 019645506	Page 2 of 5 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Alejandro Pedro Bulgheroni

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

00

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Argentina/Italy

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
 Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 019645506	Page 3 of 5 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Associated Petroleum Investors Ltd.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

00

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
 Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

CO

CUSIP No. 019645506	Page 4 of 5 Pages

This Amendment No. 7 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Shares”), of Allis-Chambers Energy Inc., a Delaware corporation (the “Issuer”). This Amendment No. 7 supplements the initial statement on Schedule 13D, dated August 24, 2006, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined in the Initial Statement). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplemented as follows to report the disposition of all Common Shares by the Reporting Persons.

Item 1.  Security and Issuer.

Item 1 is hereby amended by adding the following:

The Reporting Persons beneficially own no securities of the Issuer as of February 23, 2011.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

The Reporting Persons disposed of the Common Shares pursuant to the Agreement and Plan of Merger dated August 12, 2010 (the “Merger Agreement”), by and among the Issuer, Seawell Limited and Wellco Sub Company, a wholly-owned subsidiary of Seawell Limited, dated August 12, 2010, as amended.  The matters set forth in Item 4(a)-(j) inclusive of Schedule 13D are no longer applicable to the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b)  As of February 23, 2011, the Reporting Persons beneficially owned no securities of the Issuer.

(c)        Pursuant to the Merger Agreement, on February 23, 2011 the Reporting Persons received 1.15 shares of Seawell Limited common stock for each Common Share owned.

(e)       The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares on February 23, 2011.

CUSIP No. 019645506	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2011	ASSOCIATED PETROLEUM INVESTORS LTD.

	By:	/s/ Alejandro Pedro Bulgheroni
	Name:	Alejandro Pedro Bulgheroni
	Title:	President

Date: March 16, 2011	ALEJANDRO PEDRO BULGHERONI

/s/ Alejandro Pedro Bulgheroni